POWER2SHIP, INC.
                              903 Clint Moore Road
                            Boca Raton, Florida 33487

                                                          Telephone 561-998-7557


                                    'CORRESP'

                                                                    May 5, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mail Stop 3561

Attention:        Linda Cvrkel
                  Jean Yu

         Re:      Power2Ship, Inc. (the "Company")
                  File No. 0-15753
                  Registration Statement on Form SB-2
                  SEC File No. 333-131832
                  Filed February 14, 2006

Ladies and Gentlemen:

         In connection with the above-captioned registration statement, our counsel, James M. Schneider, Esq., has been orally advised by the staff that it had no comments on such registration statement and that its review was limited to monitoring the status of comments on the Company's Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for the quarter ended December 31, 2005. On April 11, 2006 the Company was advised that the staff had no further comments on these filings.

         Contemporaneous with the filing of this correspondence, the Company has filed Amendment No. 1 to the above-captioned registration statement. This amendment reflects updated information as well as revised financial statements which are in conformity with the Company's responses to comments on its Form 10-KSB for the fiscal year ended June 30, 2005 and Form 10-QSB for the quarter ended December 31, 2005. The footnote to the Calculation of Registration Fee table has been revised to reflect an oral comment from the staff and the MD&A has also been revised to reflect the disclosure requested by comment 1 of the staff's letter of March 2, 2006 on these filings. Finally, this amendment also reduces the number of shares which are being registered by 1,500,000 shares. Under separate cover we will provide Ms. Yu with three courtesy copies of Amendment No. 1 which are marked to reflect changes from the original filing.

         Pursuant to discussions between Mr. Schneider and the staff, the Company is also contemporaneously submitting its request for acceleration of this registration statement.

         The Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the above-captioned registration statement,
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United States Securities and Exchange Commission
May 5, 2006
Page 2 of 2


         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to such filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.


                                                       Sincerely yours,

                                                       /s/ Richard Hersh
                                                       -----------------
                                                       Richard Hersh,
                                                       Chief Executive Officer

cc: James M. Schneider, Esq.